DBRS FORM NRSRO

ANNUAL CERTIFICATION

EXHIBIT 2

March 30, 2016

Exhibit 2

Description of the Rating Procedures and Methodologies Used by DBRS

DBRS credit ratings are underpinned by a wide range of policies, methodologies, criteria and models that are generally published under "About Ratings - Rating Policies" on www.dbrs.com. This information is further supported by detailed internal procedures.

This Exhibit 2, which is divided into two parts, briefly describes the rating procedures and methodologies DBRS uses to determine credit ratings.

Part A of this document outlines:

- DBRS's policies for determining whether to initiate a credit rating;
- the public and non-public sources of information used in determining credit ratings, including information and analysis provided by third-party vendors;
- DBRS's policy on the review of Structured Finance information;
- DBRS's policy regarding unsolicited ratings;
- the general steps taken during the Corporate Finance and Structured Finance rating processes, including a discussion of the DBRS rating committee process and information regarding DBRS's interactions with the management of a rated obligor or issuer of rated securities or money market instruments, and a discussion of the surveillance process;
- DBRS's procedures for informing rated obligors or issuers of rated securities or money market instruments about credit rating decisions and for appeals of credit rating decisions;
- the DBRS policy on publishing ratings and issuing presale reports, rating reports and press releases;
- DBRS's use of rating trends;
- other rating actions and disclosures, including discontinuance and placing ratings under review; and
- other credit rating services offered by DBRS.

Part B of this Item describes the quantitative and qualitative models, methodologies and metrics DBRS uses, including the methodologies by which credit ratings of other rating agencies are treated to determine credit ratings for securities or money market instruments issued by an asset pool or as part of an asset-backed or mortgaged-backed securities transaction. Please refer to www.dbrs.com for a list of methodologies used by the DBRS Corporate Finance and Structured Finance groups.

PART A – GENERAL RATING POLICIES AND PROCEDURES

RATINGS PROCESS INITIATION

As outlined in "The Rating Process" section (below), DBRS initiates the rating process to either provide ratings coverage of an issuer upon the request of an issuer, sponsor or third party, or to provide depth of coverage within a sector.

SOURCES OF INFORMATION USED IN DETERMINING CREDIT RATINGS

DBRS uses a variety of information in its analysis and determination of ratings. Sources may include publicly available financial statements and other information, business news services and publications, industry journals, information received from conferences and any other source of information DBRS reasonably determines to be reliable. DBRS may also receive non-public information, which could include strategy, projections and information on significant transactions underway for a Corporate Finance rating. Legal agreements and information regarding the collateral are integral to the determination of a rating for a Structured Finance sponsor and/or specific Structured Finance transactions.

DBRS takes measures to check that the data and information used to assign and monitor a rating is sufficient (in terms of quality and quantity). DBRS expects all such information to be obtained from reliable sources, in each case for purposes of assigning and monitoring a rating. However, data and information on which DBRS bases its opinion are not audited or verified by DBRS.

DBRS refrains from assigning credit ratings and will discontinue-withdraw an outstanding rating in any situation where a lack of sufficient data from a reasonably reliable source (including in respect of the assets underlying a structured product), the complexity of the structure of a new type of financial instrument or structured product, or the quality of information is not sufficient or raises serious questions as to whether a credible credit rating can be provided.

STRUCTURED FINANCE INFORMATION REVIEW

DBRS has expectations regarding the data it should receive from, or on behalf of, issuers for each industry, sector, geographic region and asset class it rates. With respect to Structured Finance ratings, such expectations would typically include: the time period covered by the data; loan level characteristics; pool stratifications, pool eligibility criteria, and certain key ratios including delinquency, default and loss. Data received is reviewed against expectations in terms of overall completeness and completeness for each asset class. In addition, audited financial statements should be provided by, or on behalf of, the rated issuer. Relevant data and information provided is subjected to a "reasonableness review" that is appropriate for the specific data and information received.

See also: *Information Review Global Policy*

DBRS UNSOLICITED RATINGS

In the United States and Canada, DBRS defines an unsolicited credit rating to be a credit rating that is:

- Not initiated at the request of the issuer or rated entity or other third party; and
- Assigned without participation by the issuer or any related third party.

For greater clarity, if the issuer does not make a request for or initiate the credit rating but participates in the credit rating process, the credit rating is a solicited rating. For credit ratings issued from the

United States and Canada, the determination of whether a credit rating is unsolicited is a "two-part" test.

Unsolicited credit ratings, which may be public or private, are only assigned when sufficient public information is available to support the analysis and to monitor the rating on an ongoing basis. Unsolicited credit ratings are determined in accordance with established DBRS ratings policies, procedures and methodologies, and are covered by its conflicts of interest and unfair, coercive or abusive business practices, policies and procedures.

There are certain disclosures that must be included in press releases, presale reports and rating reports for unsolicited credit ratings as outlined in the applicable related unsolicited credit rating procedures

See also: *Credit Ratings Global Policy*

SOLICITED RATINGS - STRUCTURED FINANCE

When DBRS is engaged to assign a rating to securities or money market instruments issued by an asset pool or as part of an asset-backed or mortgage-backed securities transaction and placed in the United States, DBRS discloses specific information about the transaction on a password-protected Internet web site that it makes available to other nationally recognized statistical rating organizations who have furnished DBRS with an appropriate certification regarding their use of the information (Non-Hired NRSROs). DBRS also obtains written representations from the arranger of such structured finance products that it will make all the information it gives to DBRS to determine an initial rating or to monitor that rating available to the Non-Hired NRSROs through its own password-protected web site, which enables Non-Hired NRSROs to provide unsolicited rating opinions on the subject securities.

THE RATING PROCESS

DBRS Analyst Teams

DBRS analysts work within specific industries and product groups in the Corporate Finance and Structured Finance business sectors. Each entity rated by DBRS is normally covered by a lead and back-up analyst, who may work together on the rating, attend meetings with the issuer's senior management, and make a recommendation with regard to a rating action for the entity or security. The lead and back-up analysts also monitor outstanding DBRS Corporate Finance ratings, while either a surveillance analyst(s) or a lead and/or back-up analyst(s) are assigned to monitor outstanding Structured Finance ratings.

Rating Committees

All DBRS credit ratings are determined by rating committees. DBRS uses rating committees to make these determinations primarily because rating committees:
- provide rating decisions that are a reflection of DBRS's opinion, rather than the view of an individual analyst or analysts;
- make rating decisions that are based on sufficient information, incorporate both global and local considerations, and apply approved methodologies;
- provide a checkpoint for actual and perceived conflicts of interest among analysts; and
- standardize the rules, procedures and documentation processes to drive efficiency and consistency with respect to rating decisions.

Rating committees have member composition requirements, which vary depending upon a number of factors, including, but not limited to, the nature of the issue or rating action under consideration, the

Corporate Finance industry sector and the type of Structured Finance transaction. Rating committees are comprised of experienced and knowledgeable analytical personnel. Rating committees typically meet on an as-needed basis, such as when new rating coverage is initiated, as rating actions are requested or rating events occur, in accordance with DBRS policies and procedures.

See also: *Corporate and Structured Finance Credit Ratings Global Policy*

Corporate Finance Rating Process

While there can be minor differences in the rating process across different jurisdictions and product lines, outlined below are general principles and the steps generally taken during the Corporate Finance rating process:

(1) Initial Contact
In most cases, DBRS is contacted by the issuer directly or by its investment banker or dealer and is requested to conduct a corporate rating.

(2) Letter of Engagement
To formalize the rating assignment, DBRS generally requests the issuer to confirm the terms of the engagement.

(3) Information on the Issuer
Relevant information about the issuer is obtained, and may be received from a variety of sources, including third parties, for the purposes of conducting the rating analysis.

(4) Meeting with Management
DBRS generally conducts a management meeting(s) regarding all relevant aspects of the issuer's business. In addition to learning more about the issuer and its financing plans, the areas outlined in the DBRS rating methodologies are considered to be the key areas of importance addressed when speaking with senior management.

(5) Draft Rating Report
Following analysis of the information obtained, a draft rating report is typically prepared.

(6) Rating Committee
The analysis, draft rating report (if prepared), proposed rating and other applicable material are submitted to the rating committee, which determines the rating.

(7) Review by the Issuer
Subject to regulatory requirements, DBRS may provide an issuer, arranger and/or their respective third agent(s) with a review of a draft press release, presale report or rating report to be published. The purpose of this review is to permit an issuer, arranger and/or their respective agent(s) to review draft documents for factual accuracy and identification of confidential, material non-public or sensitive information that might otherwise be disclosed.

(8) Publishing
DBRS may publish a form of disclosure for public ratings (press release, presale report and/or final rating report) as part of the rating process.

(9) Surveillance
In accordance with DBRS policies and procedures, surveillance activities are generally conducted by a combination of surveillance and/or new/issuer lead and/or backup analysts. Issuers and sponsors/servicers are expected to supply data and information over the life of the rating(s). The

maintenance of a rating is conditional upon the on-going timely receipt of this data and/or information, which may be obtained from reasonably reliable sources as part of the surveillance process. DBRS does not audit the information it receives in connection with the rating process, and it does not and cannot independently verify that information in every instance.

In accordance with applicable regulations, DBRS updates its outstanding ratings on an annual basis. Surveillance activities that result in a rating action being taken on public ratings are published on dbrs.com in accordance with DBRS policies and procedures with respect to issuing press releases.

Structured Finance Rating Process

While there can be minor differences in the rating process across different jurisdictions and product lines, outlined below are general principles and the steps generally taken during the Structured Finance rating process.

(1) Initial Contact
In most cases, DBRS is contacted by the issuer directly or by its investment banker or dealer and is requested to conduct a Structured Finance rating.

(2) Letter of Engagement
To formalize the rating assignment, DBRS generally requires the sponsor to confirm the terms of the engagement.

(3) Information on the Issuer or Sponsor
DBRS evaluates the issuer's or sponsor's proposed transaction terms and pool of assets to be securitized, and may consider information from third party sources.

(4) Structural and Legal Review
The sponsor typically provides DBRS with legal documents for DBRS to evaluate the consistency of the legal structure with the DBRS legal criteria.

(5) Draft Rating Report
A presale or rating report may be drafted which focuses on the rating rationale and the structural features of the transaction or program, the roles performed by various parties as well as the structural risk mitigants that exist within the transaction or program.

(6) Rating Committee
The analysis, draft rating report (if prepared), and proposed rating are submitted to the rating committee that determines the rating.

(7) Review by the Issuer, Sponsor and/or Respective Agent
Subject to regulatory requirements, DBRS may provide an issuer, arranger and/or their respective agent(s) with a review of a draft press release, presale report or rating report to be published. The purpose of the review is to permit an issuer, arranger and/or their respective agent(s) to review draft documents for factual accuracy and identification of confidential, material non-public, or sensitive information that might otherwise be inadvertently disclosed.

(8) Publishing
DBRS may publish a form of disclosure for public ratings (press release, presale report and/or final rating report) as part of the rating process.

(9) Surveillance
In accordance with DBRS policies and procedures, surveillance activities are generally conducted by a

combination of surveillance and/or new issue/issuer lead and/or backup analysts. Issuers and sponsors/servicers are expected to supply data and information over the life of the rating(s). The maintenance of a rating is conditional upon the on-going timely receipt of this data and/or information, which may be obtained from reasonably reliable sources as part of the surveillance process. DBRS does not audit the information it receives in connection with the rating process, and it does not and cannot independently verify that information in every instance.

In accordance with applicable regulations, DBRS updates its outstanding ratings on an annual basis. Surveillance activities that result in a rating action being taken on public ratings are published on dbrs.com in accordance with DBRS policies and procedures with respect to issuing press releases.

DBRS RATINGS APPEAL POLICY

An issuer, sponsor or any other entity that requests a rating may request an appeal of a DBRS rating action when material new information is provided to DBRS.

DBRS considers rating appeals on a case by case basis. DBRS defers issuing the press release and any related report pending disposition of the appeal request and resolution of the appeal, as applicable.

PUBLISHING RATINGS AND ISSUING PRESS RELEASES

Press releases cover topics including, but not limited to, DBRS public rating opinions, new and updated rating methodologies, the availability of industry-specific studies and commentaries, and significant regulatory-related events.

DBRS endeavors to issue all press releases in a timely manner, placing a high priority on informing the public of its credit rating opinions in respect of the public credit ratings maintained by DBRS as soon as possible following the rendering of the decision by the Rating Committee.[1]

RATING ACTIONS AND COMMENTARIES

Rating Actions:

Credit ratings, as defined in the Credit Ratings Global Policy, may be assigned, upgraded, downgraded, placed Under Review with the appropriate Implications designation, confirmed and discontinued.

Ratings "Under Review"

DBRS maintains surveillance of the entities that it rates and therefore all ratings are monitored on an ongoing basis.[2] Accordingly, when a significant event occurs that directly impacts the credit quality of a particular entity or group of entities, DBRS attempts to provide an immediate rating opinion. However, if there is uncertainty regarding the outcome of the event, and DBRS is unable to provide an objective, forward-looking opinion in a timely fashion, the rating(s) of the issuer(s) are placed "Under Review".

DBRS also uses "Under Review" in situations where there has been no major announcement or event for the issuer, but in the opinion of DBRS the current rating on the security may no longer be appropriate due to a change in the credit status of the issuing entity for other reasons, such as the

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[1]   This does not apply to private credit ratings or credit ratings for certain private placement transactions.

[2]   Except for point-in-time credit ratings, which are public or private credit ratings that are effective as of the date of the rating committee and typically do not require monitoring. Credit Ratings Global Policy.

ongoing results of the company and/or the outlook for the industry. In most such cases, where additional time is required for further analysis, DBRS places the rating "Under Review".

DBRS may also place a rating "Under Review" if DBRS has announced that one or more of its methodologies that apply to such a rating is being revised and the announcement indicates that the outcome of the ratings affected by the revision is uncertain.

See also: *Rating Actions, Commentaries and Press Releases Global Policy*

Ratings "Interest in Arrears"

On occasion, there will be Structured Finance transactions or deals, such as those involving commercial mortgage-backed securities ("CMBS"), where interest payments are in arrears but the cumulative or on-going shortfall is expected to be ultimately recoverable or paid. Where the interest shortfall is a question of timing in the shorter term, and not of ultimate payment, DBRS notes this with the 'Interest in Arrears' rating action for the class affected. An example where this may occur is where one or more of the loans within the CMBS deal have been subject to an appraisal reduction event, which is a structural feature within CMBS which prompts a servicer to advance a partial payment based on a lower valuation. This event may cause a particular class to have an interest shortfall, however the interest is ultimately recoverable at the time the loan is resolved. In addition this event is not automatically associated with a default of the entire deal.

Using this action allows DBRS to recognize that the interest shortfall does not impact the overall credit quality and to maintain an appropriate credit risk rating.

See also: *Rating Actions, Commentaries and Press Releases Global Policy*

Rating Trends

DBRS uses "rating trends" for its ratings in the Corporate Finance sector (except for Income Fund Stability Ratings) and its ratings for the CMBS product group within the Structured Finance sector. Rating trends provide guidance in respect of an opinion of DBRS regarding the outlook for the rating in question, with rating trends falling into one of three categories - "Positive", "Stable" or "Negative". The rating trend indicates the direction in which DBRS considers the rating may move if present circumstances continue, or in certain cases as it relates to the Corporate Finance sector, unless challenges are addressed by the issuer

See also: *Rating Actions, Commentaries and Press Releases Global Policy*

Discontinued Ratings

When an entity retires all of its outstanding securities within a particular category and has no plans to reissue in the near future (e.g., commercial paper, long-term debt, or preferred shares), DBRS may discontinue its rating. DBRS may also discontinue a rating where the rated debt is no longer in the public market, where a defeasance structure removes the credit risk of the issuer as a consideration, where the debt comes to be held by a few large institutions that do not require ongoing DBRS ratings, or where DBRS elects to discontinue its rating coverage of a particular entity or security.

To reflect the two general types of discontinued actions, DBRS uses "Discontinued - Repaid" and "Discontinued - Withdrawn".

See also: *Rating Actions, Commentaries and Press Releases Global Policy*

Commentaries:

A commentary is a method by which DBRS may make its opinions known to the market without taking a rating action. DBRS issues a commentary, in the form of a short press release or a longer document, to address situations that may have implications for a specific issuer, a group of issuers or an entire industry, often following a release of new information or an announcement..

See also: *Rating Actions, Commentaries and Press Releases Global Policy*

OTHER CREDIT RATING SERVICES

Provisional Ratings

When issuers are in the process of completing new issuances of securities, DBRS may be requested to provide a provisional rating opinion to be used by the issuers in the preliminary offering documents and for discussions with investors or other third parties. DBRS assigns a provisional credit rating to a security pending the satisfaction of certain conditions and, in the event that the conditions are met, a provisional credit rating generally becomes a final ("new") credit rating. A provisional credit rating may be either public or private and is not a final ("new") credit rating as it may be changed or discontinued.

Private Credit Ratings

Private credit ratings are credit ratings that is not generally made available to the public.

DBRS disclosure of private credit ratings is typically limited in accordance with the terms of the arrangement with the party who engaged DBRS to assign the credit rating. Limited public disclosure of certain private credit ratings may be made to satisfy regulatory requirements with respect to the related investor or issuer. Disclosure may be made to adhere to DBRS policies and procedures. Private credit ratings may be issued for a variety of reasons including, but not limited to:
- an issuer request for the purposes of issuing debt to a small number of investors with the intention of using the rating as an independent rating opinion
- an independent rating opinion requested by an investor, regulator, government, or other third party; or
- a transaction party and/or counterparty in a Structured Finance rating.

Point-in-Time Credit Ratings

Point-in-time credit ratings, which are public or private, are credit ratings that are effective as of the date of the rating committee and typically do not require monitoring.

As point-in-time ratings are not monitored, the point-in-time rating reflects the opinion of DBRS based solely on the information reviewed as part of the analysis as it exists solely at the time of review. Any changes to the facts and circumstances surrounding the rating following the determination of a point-in-time rating would not be taken into account as the rating is not monitored.

Indicative Credit Ratings

Indicative credit ratings are typically private, not published on dbrs.com and point-in-time. Indicative credit ratings are based on the data and information reviewed at the time the indicative credit rating is assigned by a rating committee and serves as an indication of a provisional or final ("new") credit rating that may be assigned at a future date.

The determination of indicative credit ratings are generally subject to the same procedures used for determining a provisional or final ("new") credit rating; however, a provisional and/or final ("new") credit rating may be different from an indicative credit rating and/or may not subsequently be assigned.

Indicative credit ratings may be used in the infrastructure and project finance sectors for project proposals (bids) submitted as part of a competitive selection process. These indicative credit ratings are based on draft documents and hypothetical scenarios as there are no debt securities being issued at the time that the indicative credit rating is determined.

Indicative credit ratings may also be used in the corporate finance, financial institution and sovereign sectors with respect to issuers who request an indication of the likely rating range that may be assigned to the issuer by a rating committee that determines a final ("new") credit rating (whether a public or private rating).

DBRS may, but does not typically, assign indicative credit ratings in the structured finance sector.

Credit Rating, Ancillary and Consulting Services

DBRS provides independent credit ratings services for financial institutions, corporate and sovereign entities ("Corporate Finance") and structured finance ("Structured Finance") products and instruments, which include, but are not limited to: issuing and monitoring public and private credit ratings; conducting credit related assessments; conducting evaluations of originators, servicers and other relevant parties; preparing ratings related research such as press releases, pre-sale reports, rating reports, and surveillance reports; publishing rating methodologies and other similar reports; selling subscriptions to credit ratings and certain research products, data and/or information.

For further information on DBRS credit ratings services, please refer to Rating Policies on dbrs.com.

DBRS does not provide ancillary, consulting or advisory services. DBRS considers ancillary services to be services that are not part of its credit rating activities.

See also: *Credit Rating, Ancillary and Consulting Services Global Policy*

PART B – QUANTITATIVE AND QUALITATIVE MODELS, METHODOLOGIES AND METRICS USED BY DBRS

What is a Credit Rating?

Credit ratings provided by DBRS are, and must be construed solely as, statements of forward looking opinions as to the creditworthiness of an issuer, which are based on the quantitative and qualitative analyses done by DBRS in accordance with applicable methodologies, models and criteria (**Methodologies**). Credit ratings are not statements of fact. DBRS credit ratings exclusively address credit risk and not any other types of risk. Although there are numerous non-credit risks that can impact the performance of ratings, these are not captured in credit ratings. Non-credit risks include (amongst others) market risk, market liquidity risk, covenant risk and non-cumulative risk.

The data and information received on which DBRS bases its opinions is not audited or verified by DBRS. Ratings maybe upgraded, downgraded, placed Under Review with the appropriate Implications designation, confirmed and discontinued. Certain ratings are also assigned Trends that may change over time.

The following are two rating philosophies and principles that DBRS considers in determining credit ratings:

(1) Rating Through the Cycle Philosophy

Credit ratings provide forward looking assessments of the credit quality of an issuer or debt obligation. DBRS takes a longer-term "rating through the cycle" view of an issuer or debt obligation and consequently, credit rating changes are more likely to occur when it is clear that a structural change in the economy, either positive or negative, has transpired or appears likely to transpire in the future.

(2) Hierarchy Principle

When rating long-term debt, DBRS considers the ranking of each debt class relative to adjacent debt classes and to the issuer's debt structure to determine whether rating distinctions are warranted, noting that the starting point for such ranking is typically the issuer rating or the most senior level of debt.

When issuers have classes of debt that do not rank equally, in most cases, lower ranking classes receive a lower DBRS rating in relation to the most senior debt class or issuer rating, subject to certain exceptions. With respect to Corporate Finance credit ratings, DBRS generally assigns a credit rating that is one notch lower for each successive level of subordination. The issuer rating typically remains unchanged.

Where there is little debt outstanding in a senior debt class relative to an issuer's overall debt burden, and DBRS has a degree of comfort that the issuer will not be increasing the debt class in the future, DBRS may assign the same credit rating to the senior and junior tranches as the presence of the senior debt class may be deemed to not be materially adverse to the interests of the junior debt class. For investment grade credits, the materiality threshold is generally 10%, such that a one notch differential would generally be warranted when senior debt exceeds 10% of total debt.

See also: *Credit Ratings Global Policy*

Limitations to Uses of a Rating

There are certain limitations to the uses of a credit rating. A DBRS credit rating is not a buy, sell or hold recommendation. A credit rating is not a comment on the market price of a security nor is it an assessment of the appropriateness of ownership given various investment objectives. DBRS does not evaluate the pricing of an issue or relative yield and does not provide investment advice. DBRS credit ratings are typically ordinal measures of credit risk. Credit ratings of the same category are not "exactly" the same credit quality, however may include relative elements such that some degree of difference could exist in credit ratings of the same category.

The Rating Symbol

DRBS uses rating symbols as a concise method of expressing its opinion to the market.

The Structured Finance Modifier

DBRS uses the modifier "(sf)" next to the rating category in its press releases, ratings reports and on its public website for ratings that meet specific criteria to indicate that the rating applies to a structured finance instrument. The structured finance modifier does not change the meaning or definition of the rating in any way, nor does it change the risk of the particular structured finance instrument.

The structured finance modifier is applied to ratings in respect of the following structured finance instruments:

- Asset-backed securities
- Asset-backed commercial paper
- Residential mortgage-backed securities
- Single- and multi-tranched collateralized debt obligations and credit default swaps (CDSs) with the exception of single-name CDSs.
- Commercial mortgage-backed securities (CMBS)
- Multi-tranched insurance securitizations
- Structured investment vehicles
- Repackaged instruments where any of the underlying assets is a structured finance instrument

See also: *DBRS Implements Global Structured Finance Modifier*

DBRS Rating Scales

DBRS uses rating scales to assign and monitor credit ratings, including:

- commercial paper and short-term debt rating scale,
- long-term obligations rating scale (including bonds)
- preferred share rating scale (Canadian scale only)
- income fund stability scale
- credit fund rating scale
- national scale credit ratings, and
- financial strength rating scale.

Refer to dbrs.com for the most current rating scales in effect.

Two Primary Scales

The vast majority of DBRS ratings fall under two primary scales:

    (1)   Virtually all long-term credit ratings use the DBRS long-term obligations scale with symbols ranging from AAA (highest credit quality) to C (very highly speculative).

    (2)   The scale for commercial paper and short-term ratings ranges from the highest credit quality of R-1 (high) to the highly speculative category of R-5.

DBRS rating scales also have "D" and "SD" classifications to signify default and selective default respectively as defined by DBRS.

For further detail on DBRS Rating Scales, including a comparison of the DBRS short-term and long-term ratings scales, refer to Rating Scales under www.dbrs.com.

DBRS Rating Methodologies

DBRS Methodologies are reviewed on a periodic basis and updated, as necessary. The public is advised of material changes to Methodologies and the rating implications to outstanding ratings, and DBRS Methodologies are generally available under "About Ratings – Methodologies" on www.dbrs.com.

DBRS Methodologies are reviewed by Corporate Finance and Structured Finance criteria committees, as applicable. Generally speaking, a criteria committee is responsible for

- reviewing and approving new, and updates to existing, Methodologies prior to final approval by the independent review function (**IRF**) and the Board of Directors, when applicable, for publication and use by DBRS in accordance with applicable regulations;
- reviewing that material changes to Methodologies are applied consistently to all relevant outstanding ratings within a reasonable period of time after final approval in accordance with applicable regulations;
- determining the appropriate method for dissemination of Methodologies, which may include exposure drafts or market commentary periods, in accordance with applicable regulations and DBRS policies and procedures;
- reviewing and opining on the feasibility of providing a rating for a new industry that is significantly different from the industries DBRS currently rates; and
- for those class of obligors, securities or money market instruments that DBRS has not previously rated, determining that DBRS has sufficient competency, access to necessary information and resources to rate these types of obligors, securities or money market instruments.

All criteria committees are comprised of experienced analytical personnel.

Further, DBRS has implemented an IRF in each jurisdiction in which it conducts its rating business, which is responsible for periodically reviewing and approving new and existing Methodologies and any significant changes made thereto. The IRF reports to the DBRS Board of Directors or Supervisory Board that has been established in each of the jurisdictions in which DBRS operates.

Corporate Finance Methodologies

The following is a sample list of some of the broader areas covered by Corporate Finance methodologies:

- Banks & Trusts Credit Unions & Building Societies
- Insurance
- Non-Bank Financials
- Public Finance
- Project Finance
- Sovereigns
- Provinces & Municipalities
- Universities
- Infrastructure
- Auto & Auto Suppliers
- Consumers
- Utilities
- Oil and Gas
- Industrials
- Natural Resources
- Real Estate
- Communications
- Transportation

DBRS also has a number of criteria pieces that address the DBRS approach to a specific rating consideration, which apply to ratings in multiple industry sectors. When DBRS makes a material change to a corporate Methodology, it applies the updated Methodology to its existing ratings.

Overview of Quantitative and Qualitative Inputs – Corporate Finance

As noted above, in general terms, ratings are opinions that reflect the creditworthiness of an issuer, a security or an obligation. They are opinions based on forward-looking measurements that assess an issuer's ability and willingness to make timely payments on outstanding obligations (whether principal, interest, dividend, or distributions) with respect to the terms of an obligation. In assigning a rating to a particular issuer or security, DBRS attempts to consider all meaningful factors that could impact the ability to maintain timely payment of interest and principal in the future.

The DBRS approach considers the major areas of business risk and financial risk as the key building blocks, and then allows for the possible impact of issues such as ranking, covenants and collateral to determine the rating. The business risk includes many qualitative factors while the financial risk considers mostly quantitative factors. As discussed within individual methodologies, most Corporate Finance ratings at DBRS are based on a mixture of non-exhaustive quantitative and qualitative considerations. Moreover, the order of importance of the various considerations outlined in each methodology can and does change with time and by issuer. In many cases, there is an overlap, as quantitative considerations must be understood in the context of the situation, including subjective considerations. Allowing for this overlap, many methodologies note that the business risk assessment will have greater weight than the financial risk in an issuer rating. However, at the low end of the rating scale, the overall financial and liquidity strength will often play a larger role.

Qualitative Inputs – Corporate Finance

Individual DBRS methodologies often start with an assessment of the strengths and challenges inherent in the issuer's industry sector. Typical broad considerations at the industry level will often include profitability (and/or cash flow) of the wider industry; the competitive landscape; stability and in some cases regulation. While key factors are not exhaustive, methodologies attempt to provide clarity on the key elements for the industry and similar to the assessment of financial risk, ranges, the latter often include a comparison of expected performance versus rating categories. Most methodologies note that considerations for the strength or weakness of management, boards, governance and the relevant sovereign rating(s) can be important considerations. There are cases where a weak or strong parent or related entity may be a meaningful consideration. Most issuers will also be assessed with respect to a variety of liquidity aspects that can include the funding philosophy, ability to access markets and the availability of alternative sources of funds.

Quantitative – Corporate Finance

DBRS Corporate Finance methodologies will typically reference key financial metrics and in most cases will also provide ranges expected for specified credit ratings within this assessment of the entities financial risk profile. For base corporate industries, ratios typically include key cash flow and coverage metrics. Industries such as government, financial institutions and public finance will each have their own unique metrics, which would for example include a variety of credit risk considerations in the case of financial institutions. In general, all areas will typically have a common coverage of metrics across standard areas such as debt / leverage, coverage, profitability and liquidity. As possible, numerical comparisons of key data and metrics with peer competitors is a standard part of the ratings process. Where applicable, assessments may include consideration for off-balance-sheet items, derivatives, the quality of the capital structure and bank-lines. Individual security ratings will consider relative ranking.

Monitoring Existing Ratings

In accordance with applicable regulations, DBRS updates its outstanding Corporate Finance ratings on an annual basis. Surveillance activities are generally conducted by the lead and/or backup analysts in accordance with DBRS policies and procedures. Issuers and sponsors/servicers are expected to supply data and information over the life of the rating(s). The maintenance of a rating is conditional upon the on-going timely receipt of this data and/or information, which may be obtained from reasonably reliable sources as part of the surveillance process. DBRS does not audit the information it receives in connection with the rating process, and it does not and cannot independently verify that information in every instance.

Surveillance activities that result in a rating action being taken on public ratings are published on dbrs.com in accordance with DBRS policies and procedures with respect to issuing press releases.

Structured Finance Methodologies

DBRS has established rating methodologies that address the structural features common to many jurisdictions in addition to the spectrum of sectors or asset classes typically securitized. Ratings for structured finance vehicles reflect an opinion of the ability of the transaction to fund repayment to investors according to each security's stated payment obligation. The asset classes include pools of relatively homogeneous assets, such as credit card receivables, retail auto loans and leases and student loans. In some cases, assets pools may be comprised of more heterogeneous assets, such as commercial mortgage loans or securities and loans that serve as collateral for collateralized debt obligation securities.

The methodologies typically consider the following key analytical considerations: (1) the types of legal structures used and legal opinions reviewed by DBRS; (2) the quality of participants, including the seller and/or loan originators, the servicer of the assets, the collateral manager, notably if the financing is actively managed, in addition to other types participants that DBRS deems material from a risk perspective; (3) asset quality; (4) the types of funding structures; (5) the types and amounts of available credit enhancement and; (6) financial viability of the transaction.

For those DBRS methodologies that have a model that constitutes a substantial part of the methodology, the methodologies include a rating process diagram and set forth what would constitute a material deviation from the rating implied by the model output.

The following list is a sample of DBRS published sector specific and cross-jurisdictional methodologies:

- Auto Loans
- Auto Leases
- Credit Card Receivables
- Student Loans
- Rental Cars
- Auto Wholesale or Dealer Floor Plan Loans
- Residential Mortgage Loans
- Equipment Loans and Leases
- Insurance Premiums
- Servicer Advances
- Commercial Mortgage Loans
- Trade Receivables
- Corporate and Infrastructure Projects
- Split Shares
- Collateralized Debt Obligations
- Asset-Backed Commercial Paper
- Servicer Evaluations
- Legal Criteria for Canadian Structured Finance
- Legal Criteria for U.S. Structured Finance

Overview of Qualitative and Quantitative Inputs - Structured Finance Ratings

When assigning a rating to a particular class or tranche of a structured finance transaction, DBRS considers the factors, both qualitative and quantitative, that could impact the ability of the relevant issuer to repay investors. The following considerations provide an overview of the key quantitative and qualitative information that DBRS considers when rating securities.

Qualitative Inputs – Structured Finance

The qualitative components for assigning a rating may include inputs that include a review of the transaction parties and counter-parties. Notably, other qualitative factors may include the quality of the seller's financial condition, operational capabilities, the transaction's legal structure and documentation, and the ability of the seller to provide ongoing reporting. This reporting details the current performance of the transaction. To gain additional insight into the seller's financial condition, DBRS Structured Finance Group may liaise with the Corporate Finance Group.

DBRS reviews the legal structure chosen by the issuer, specifically the structure of the special purpose vehicle (**SPV**), the characteristics of the SPV and the transaction's legal opinions. The purpose of this qualitative input is to assess the bankruptcy remoteness of the SPV from the seller of the assets. Depending on the transaction type, the legal opinions rendered may include a true sale opinion, non-consolidation opinion and first perfected security interest opinion. Also depending on the transaction type, the legal documents reviewed may include the trust indenture, administration agreement, purchase and sale agreement, pooling and servicing agreement and other key agreements with various transaction participants i.e. interest rate swap counterparties.

Within the legal documents, DBRS typically considers the following:

- Asset eligibility criteria including the following key items: concentrations; delinquency and default attributes of assets in the pool; rights of set-off; and/or presence of liens or encumbrances;
- Bankruptcy remoteness provisions;
- Cash flow waterfalls;
- Covenant package provided by the seller and the strength of any indemnities;
- Seller representations and warranties;
- Performance based triggers that may divert payments to investors who hold higher priority debt;
- Credit ratings and downgrade provisions relating to institutions providing transaction support, such as hedge counterparties, liquidity providers or credit enhancers;
- Servicing and back-up servicing obligations; and
- If applicable, the nature and form of liquidity back-up facility.

Quantitative Inputs – Structured Finance

From a quantitative perspective, DBRS analysis typically incorporates an evaluation of the asset pool and financial structure, which is used to evaluate the amount of available credit enhancement for each rating level. For financial structures that rely on cash flows for repayment, DBRS generally evaluates the cash flow scenarios for each rating assigned.

The data and information reviewed by DBRS may include loan level data, pool stratifications that break down the components of the pool's characteristics in addition to an issuer's historical performance data, including delinquencies, defaults, repossessions and losses. DBRS may also consider the following items when evaluating an asset pool:

- Volatility with regards to historical performance metrics;
- Historical prepayment rates;
- Diversification with regards to the obligor base and the presence of various pool concentrations;
- Default probabilities, recoveries and correlations extracted from historical credit performance data;
- Performance of comparable asset pools;
- Evaluation of the sensitivity of performance to external factors;
- Monte Carlo or other simulations projecting future performance;
- The contractual repayment terms of the assets.

DBRS may also determine the stress assumptions to be applied to the expected cash flow profile under contractual as well as differing default, loss and prepayment scenarios. As warranted, the cash flow scenarios also incorporate stresses with regards to the level of interest rates, basis and currency risks, if not hedged by a derivative counterparty. The cash flows also reflect transaction performance tests and thresholds as described in the legal documents. These tests may act to dynamically increase transaction protections by building credit enhancement or restricting the excess cash flow released back to the seller.

Monitoring Existing Ratings – Structured Finance

DBRS monitors all of its outstanding structured finance ratings on a periodic basis.
DBRS generally applies criteria and models consistent with those used in determining the initial rating for all Structured Finance asset classes; however, different assumptions or additional criteria may be applied and/or actual performance may be considered during the surveillance process. A rating committee may be convened when credit events occur, or otherwise as warranted.

When DBRS implements a material change to one of its methodologies or models for determining initial ratings, it subsequently applies the material change to existing ratings through the surveillance process to the extent the material change is applicable.

DBRS uses a separate team for initial credit ratings and ongoing surveillance of Structured Finance transactions, wherever feasible. Overlap of analysts from both teams may occur in the rating analysis and rating committee process.

DBRS Internal Assessments

An Internal Assessment is an opinion regarding the creditworthiness of an issuer (Sovereign, Financial Institution or Corporate entity), Structured Finance security, transaction, conduit, or other type of security based upon (i) a public rating(s) issued and maintained by other registered Credit Rating Agencies that are registered in accordance with jurisdictional regulations, (ii) DBRS analysis; or (iii) a combination of other CRA ratings and DBRS analysis. The depth of analysis and approval process for Internal Assessments differs from those conducted on public and/or private ratings.

Internal Assessments are generally used to analyze the role of a transaction party or counterparty (Sovereign, Financial Institution or Corporate entity) in a Structured Finance transaction, a Structured Finance transaction that forms part of the collateral for a commercial paper conduit, or a collateralized debt obligation or other form of investment vehicle. Internal Assessments may also be used in the Financial Institutions and Corporate sectors.

It should be noted that Internal Assessments:

- are generally not made publicly available;
- may be disclosed to an Issuer with regard to their role in a transaction or rating;
- are determined, approved and monitored differently from public and private ratings; and
- may be conducted without participation of the related parties.